April 28, 2025

Janet Huffman
Chief Financial Officer
Oragenics, Inc.
1990 Main Street Suite 750
Sarasota, Florida 34326

       Re: Oragenics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 14, 2025
           File No. 001-32188
Dear Janet Huffman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences